

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 14, 2017

Via E-mail
Gerry B. Berg
Chief Financial Officer
Therapeutic Solutions International, Inc.
4093 Oceanside Boulevard, Suite B
Oceanside, CA 92056

> **Re: Therapeutic Solutions International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed June 7, 2017**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed October 31, 2016**
> **File No. 000-54554**

Dear Mr. Berg:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery